Exhibit 1

3 June 2025
On track for FY delivery; revenue slightly ahead of previous guidance
●	U.S. expected to return to revenue and profit growth[1] in H1 and FY25, driven by strengthening Combustibles delivery and an excellent Velo Plus performance
●	Strong global growth from Velo in Modern Oral, the fastest growing New Category segment
●	Continued strong performance in AME; APMEA impacted by excise and regulatory challenges in Bangladesh and Australia, as previously guided
●	Low-single digit H1 New Categories revenue growth, with the impact of illicit Vapour products in the U.S. and Canada partly offsetting excellent Velo performance
●	Accelerating H2 New Category revenue driven by deployment of innovations in key markets
●	Further improvement in New Category contribution margin[2], driven by our Quality Growth focus
●	Confident in delivering mid-term algorithm of 3-5% revenue growth and 4-6% APFO[3] growth in 2026
●	Partial monetisation of our ITC stake enabling increased financial flexibility
●	Strong cash generation with balanced capital allocation; committed to reducing leverage[4] to 2-2.5x by end 2026, with progressive dividend and sustainable share buy-backs – increased to £1.1bn in 2025

Tadeu Marroco, Chief Executive
“Our revenue performance in H1 is slightly ahead of our previous guidance, and we now expect to deliver FY revenue growth of 1-2%, supporting 1.5 to 2.5% adjusted profit from operations growth3. 2025 is a deployment year and, as previously highlighted, we expect our performance to be H2 weighted, mainly driven by the roll-out of New Category innovations in key markets from the middle of the year.
In the U.S., I am very pleased that we expect to return to both revenue and profit1 growth in H1 and FY. While Combustibles industry volume remains under pressure c.-9% YTD5, we have stabilised our total industry volume and value share. Excluding the deep discount segment where we are not present, we are gaining share, driven by Natural American Spirit and Lucky Strike.
I am excited by the successful launch of Velo Plus in the U.S. driving excellent volume and revenue growth, with strong market share gains. Globally, Velo continues to gain volume share in this fast-growing category, driven by the U.S. and our continued leadership position in AME.
We are encouraged by the early performance of glo Hilo in Serbia and continue to gain insights and critical learnings ahead of its phased roll-out in key markets from H2 onwards. glo’s performance YTD reflects a highly competitive environment in Japan and continued phase-out of our legacy platform, alongside actions we have taken in AME to focus resource allocation in the largest profit pools.
The Vapour category remains impacted by the proliferation of illicit Vapour products in the U.S. and Canada, with U.S. legal industry volume down mid-teens YTD.
We expect low-single digit New Category revenue growth in H1, accelerating to mid-single digit for FY. Excluding the impact of the U.S. and Canada Vapour markets, we expect double-digit New Category revenue growth for FY.
While there is more to do, I am encouraged by the progress we are making through our Quality Growth focus, and prioritising investment to the largest profit pools. I am confident that the investments we have made and the actions we are taking will drive a return to our mid-term algorithm in 2026. I am pleased with our progress in increasing financial flexibility driven by continued strong operating cash conversion and the completion of a partial monetisation of our stake in ITC.
I remain committed to delivering sustainable value for our shareholders through strong cash returns, including our progressive dividend and a sustainable share buy-back programme.”

Our outlook is underpinned by the following key areas, where we have continued to make progress:
1. Combustibles: Return to growth in U.S. and continued resilience in AME; robust pricing YTD
●	Group volume share in top markets[6] -10bps, value share -10bps
●	U.S. value share +10bps; volume share +10bps (+60bps excl. deep discount where we are not present)
●	U.S. expected to return to revenue and profit[1] growth in H1 and FY, driven by successful execution of commercial actions
●	Resilient AME financial performance led by Brazil, Türkiye and Romania
●	APMEA performance impacted by material excise increases and regulatory headwinds in Bangladesh and Australia, as previously guided

2. H2 weighted New Category performance, driven by phasing of innovations through the year
2.1 Velo: Continued strong growth and volume share gains; excellent performance from Velo Plus in U.S.
●	Volume share +270bps to 14.3% of Total Oral and +350bps to 29.7% of Modern Oral in top markets[7]
●	Strong double-digit revenue growth, driven by industry growth and volume share gains
●	Delivering encouraging results in the U.S., driven by Velo Plus, with strong trial and retention rates driving total volume share of Modern Oral +550bps to 11.9% and triple-digit revenue growth
●	Continued leadership in AME, with strong financial performance in Scandinavia, the UK and Poland

2.2 glo: Targeted innovation roll-out expected to drive acceleration in H2
●	Volume share in top markets[8] -90bps, driven by a highly competitive environment in Japan and the continued phase-out of our legacy, super-slims platform
●	AME volume share -10bps, with continued share growth in Poland, Czech Republic and Spain, and a stable share performance in Italy, offset by competitive dynamics in Germany and Romania
●	Encouraging performance from glo Hilo launch in Serbia, doubling previous trial to conversion rates
●	Expect low-single digit revenue growth in H1 with H2 acceleration driven by the phased roll-out of glo Hilo in key markets

2.3 Vuse: Continued global value share leadership; illicit Vapour headwinds persist in U.S. and Canada
●	Global value share in top markets[9] flat , with continued global leadership in tracked channels
●	U.S. value share flat, AME +10bps, driven by Europe +40bps
●	Expect mid-teens revenue decline in H1, mostly driven by illicit Vapour headwinds in U.S. and Canada
●	Improving H2 revenue performance, driven by the phased roll-out of our new premium Vapour product, Vuse Ultra, and continued targeted resource allocation

3. Continued strong cash delivery, and balanced capital allocation
●	On track to deliver operating cash flow conversion[10] in excess of 90% again in FY25, reflecting strong cash discipline and maintaining a laser focus on returns
●	We expect to be back within our 2.0-2.5x adjusted net debt/adjusted EBITDA[4] target range by end 2026, together with a progressive dividend and sustainable share buy-back, increased to £1.1bn in 2025

Technical guidance for 2025:

●	Global tobacco industry volume expected to be down c.2%
●	1-2% Group revenue growth for H1 and FY, at constant rates (previously c.1%)
●	Low-single digit New Category revenue growth in H1; accelerating to mid-single digit for FY
●	1.5-2.5% adjusted profit from operations growth[3] at constant rates for FY, weighted to H2, incl. a c.1.5% transactional FX11 headwind
●	Translational FX11 headwind of c.4% on half-year and full-year adjusted profit from operations[3]
●	Net finance costs[3] of c.£1.8bn, subject to FX and interest rate volatility
●	Operating cash flow conversion[10] in excess of 90%, gross capital expenditure in 2025 of c.£650 million
●	Continue to deleverage[4] to our 2.0-2.5x adjusted net debt/adjusted EBITDA target corridor by end 2026

For further information, please contact:
Media Centre
+44 (0) 20 7845 2888 (24 hours) | press_office@bat.com | @BATplc
Investor Relations
ir_team@bat.com
Victoria Buxton: +44 (0)20 7845 2012
Amy Chamberlain: +44 (0)20 7845 1124
John Harney: +44 (0)20 7845 1263
Webcast and Conference call - The conference call will begin at 8.30am (BST)
You can access the audio webcast via our website. You can also listen via conference call by dialling the numbers below. Quote the password ‘BAT – 2025 First Half Pre-Close’ when prompted by the operator.
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A playback facility for the conference call will be available online via: www.bat.com.
Financial guidance and trading update expectations based on constant rates: Measures are calculated based on the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.
Market share and volume data YTD March 2025 average share growth vs. FY24 average.
This announcement also contains New Category contribution, adjusted profit from operations, adjusted EBITDA, adjusted net debt, adjusted net finance costs, adjusted results from associates and joint ventures, adjusted taxation and adjusted profit attributable to shareholders, all of which are before the impact of adjusting items and which are reconciled from profit from operations, borrowings, net finance costs, results from associates and joint ventures, taxation and profit attributable to shareholders. See “Note on Non-GAAP Measures”.
1 Adjusted Profit from Operations: Profit from operations before the impact of adjusting items.
2 New Category profitability at category contribution level and margin: Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are directly attributable to New Categories. Margin: New Category contribution as a percentage of New Category revenue on an adjusted basis.
3  Adjusted Profit from Operations (adjusted for Canada): Profit from operations before the impact of adjusting items on an “adjusted for Canada” basis.

Net finance costs (adjusted for Canada): Also presented on an “adjusted for Canada” basis.

Adjusted for Canada: Certain adjusted measures, including adjusted profit from operations, category contribution, leverage, adjusted net debt and adjusted EBITDA, are also presented on an “adjusted for Canada” basis, reflecting the removal of 100% of adjusted profit from operations of our Canadian business, excluding New Categories, from both 2024 and 2025 results, to remove the distorting effect of the Canadian results, as from the date all of the Group’s outstanding tobacco litigation in Canada is settled, annual payments based on a percentage (initially 85%, reducing over time) of the Group’s net income after taxes, based on amounts generated in Canada from all sources, excluding New Categories, will be paid out by the Group until the aggregate settlement amount is paid. Due to the uncertainty of the timing of the implementation of the settlement, we have removed 100% of the results of the Canadian business, excluding New Categories, for the periods under review here.
4 Leverage refers to the ratio of adjusted net debt to adjusted EBITDA, excluding cash and investments held at fair value, on an “adjusted for Canada” basis.

Adjusted net debt is not a measure defined by IFRS. Adjusted net debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.

Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items, on an “adjusted for Canada” basis.
5 RSD, calculated on a Sales to Retail basis. c.-8% YTD on a Sales to Wholesale basis.
6 Top 7 Cigarette markets: U.S. – RSD, Germany – NielsenIQ, Japan – CVS, Romania – NielsenIQ, Brazil – Scanntech, Mexico – NielsenIQ, Pakistan – Retail Access. These seven markets cover an estimated c.60% of Cigarette industry revenue in 2024.
7 Top 7 Modern Oral markets: U.S. – RSD, Sweden – NielsenIQ, Denmark – NielsenIQ, Norway – NielsenIQ, Switzerland – IMS, UK – NielsenIQ, Poland – NielsenIQ. These seven markets cover an estimated c.90% of total industry Modern Oral revenue in 2024.
8 Top 10 HP markets: Japan – CVS-BC, South Korea – CVS, Italy – NielsenIQ, Germany – NielsenIQ, Greece – NielsenIQ, Poland – NielsenIQ, Romania – NielsenIQ, Czech Republic – NielsenIQ, Spain – Logista RA, Portugal – Logista RA. These 10 markets cover an estimated c.80% of total industry HP revenue in 2024.
9 Top 7 Vapour markets: U.S. – RSD, Canada – Scan Data, UK – NielsenIQ, France – Logista RA, Germany – NielsenIQ, Poland – NielsenIQ, Spain – Logista RA. These seven markets cover an estimated c.80% of global closed systems consumables industry revenue in 2024.
10 Operating Cash Conversion: Net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trading loans to third parties, pension short fall funding, taxes paid and net capital expenditure, as a proportion of adjusted profit from operations.
11 Based on current exchange rates of USD/GBP 1.3486 as at 30th May 2025.
Share growth refers to volume share for HP and Modern Oral and value share for Vapour. As used herein, volume share refers to the estimated retail sales volume of the product sold as a proportion of total estimated retail sales volume in that category and value share refers to the estimated retail sales value of the product sold as a proportion of total estimated retail sales value (rechargeable closed systems consumables and disposables) in that category. Please refer to the 2024 Annual Report on Form 20‐F for a full description of these measures, together with a description of other Key Performance Indicators (KPIs), on pages 391 and 392. Industry and global revenue refer to the total industry revenue in the markets in which we are present.
New Categories comprises Heated Products (HP), Vapour and Modern Oral. Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without FDA clearance.

2024 Analysis of adjusted profit from operations and diluted earnings per share by segment
Six months ended 30 June 2024
	Group Reported	Adj Items*	Adjusted	Adj for Canada	As adjusted for Canada
	£m	£m	£m	£m	£m
Profit from Operations
U.S.	1,775	1,278	3,053	—	3,053
AME	1,473	14	1,487	(232)	1,255
APMEA	1,010	14	1,024	—	1,024
Total Region	4,258	1,306	5,564	(232)	5,332
Net finance costs	(305)	(516)	(821)	(66)	(887)
Associates and joint ventures	1,647	(1,367)	280	—	280
Profit before tax	5,600	(577)	5,023	(298)	4,725
Taxation	(1,041)	(115)	(1,156)	77	(1,079)
Non-controlling interests	(67)	—	(67)	—	(67)
Coupons relating to hybrid bonds net of tax	(21)	—	(21)	—	(21)
Profit attributable to shareholders	4,471	(692)	3,779	(221)	3,558
Diluted number of shares (m)	2,232		2,232		2,232
Diluted earnings per share (pence)	200.3		169.3		159.4

Notes to the analysis of profit from operations above:
* Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.

2024 Analysis of adjusted operating margin, category contribution and adjusted gross profit.

Six months ended 30 June 2024	Group reported £m	Combustibles £m	New Categories £m	Traditional Oral £m	Other £m
Revenue	12,340	9,856	1,651	555	278

Profit from Operations	4,258
Operating margin	34.5%
Adjusting items	1,306
Adjustments in respect of Canada	(232)
Adjusted profit from operations (as adj for Canada)	5,332
Adj. operating margin (as adj for Canada)	48.6%
Other costs that are not attributable to categories	901
Category Contribution (as adj for Canada)	6,233	5,573	129	427	104
Cat Contribution margin (as adj for Canada)	50.5%	56.6%	7.8%	76.9%	37.4%
Category spend (Marketing Investment and R&D)	1,812	952	813	26	21
Adjusted gross profit (as adj for Canada)	8,045	6,525	942	453	125
Adjusted gross margin (as adj for Canada)	65.2%	66.2%	57.1%	81.6%	45.0%

Year ended 31 December 2024	Group reported £m	Combustibles £m	New Categories £m	Traditional Oral £m	Other £m
Revenue	25,867	20,685	3,432	1,092	658

Profit from Operations	2,736
Operating margin	10.6%
Adjusting items	9,154
Adjustments in respect of Canada	(520)
Adjusted profit from operations (as adj for Canada)	11,370
Adj. operating margin (as adj for Canada)	44.0%
Other costs that are not attributable to categories	1,848
Category Contribution (as adj for Canada)	13,218	11,931	249	840	198
Cat Contribution margin (as adj for Canada)	51.1%	57.7%	7.3%	76.9%	30.1%
Category spend (Marketing Investment and R&D)	3,747	1,947	1,683	58	59
Adjusted gross profit (as adj for Canada)	16,965	13,878	1,932	898	257
Adjusted gross margin (as adj for Canada)	65.6%	67.1%	56.3%	82.2%	39.1%
-          Adj. operating margin (as adj for Canada): Adjusted profit from operations (as adj for Canada) as a percentage of revenue.
-          Adj. gross profit (as adj for Canada): Profit from operations before the impact of adjusting items and translational foreign exchange, and before all non production/attributable distribution costs (as adj for Canada).
-          Adj. gross margin (as adj for Canada): Adjusted gross profit (as adj for Canada) as a proportion of revenue.

Note on Non-GAAP Measures
This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue and other components of the Group’s results, including adjusting items, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange and adjusting items, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting constant currency revenue; or present profit from operations before presenting adjusted profit from operations at constant rates.
One non-GAAP measure which the Group uses and that is contained in this announcement is operating cash conversion, a non-GAAP measure defined as net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trading loans to third parties, pension short fall funding, taxes paid and net capital expenditure, as a proportion of adjusted profit from operations. This announcement also contains New Category contribution, adjusted profit from operations, adjusted EBITDA, adjusted net debt, adjusted net finance costs, adjusted results from associates and joint ventures, adjusted taxation and adjusted profit attributable to shareholders, all of which are before the impact of adjusting items and which are reconciled from profit from operations, borrowings, net finance costs, results from associates and joint ventures, taxation and profit attributable to shareholders.
Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.
The Group’s Management Board reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.
The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2024 Annual Report on Form 20‐F for a full description of each measure alongside non-financial measures, pages 391 to 410.
Forward looking statements
References in this announcement to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (BAT PLC) and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.
This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT PLC shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “confident in”, “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. In particular, these forward-looking statements include statements regarding (i) the Group’s expectations with respect to growth of revenue and adjusted profit from operations in 2025 at the Group, segment and category levels, (ii) the Group’s expectations with respect to New Category revenue in the full year of 2025, (iii) the Group’s expectations to return to the mid-term algorithm in 2026, (iv) the Group’s expectations with respect to the roll-out of glo Hilo in the second half of 2025, (v) the Group’s expectations with respect to Vuse revenue in 2025, (vi) statements under the heading “Continued strong cash delivery, and balanced capital allocation”, (vii) statements regarding strong cash returns, (viii) statements regarding the progressive dividend and sustainable share buy-back, including £1.1bn in 2025 and (ix) statements under the heading “Technical guidance for 2025”.

These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated.
Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of supply chain disruptions; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; direct and indirect adverse impacts associated with climate change; direct and indirect adverse impacts associated with the move towards a circular economy; and cyber security risks caused by the heightened cyber-threat landscape, and increased digital interactions with consumers, and changes to regulation.
Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.
No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT PLC for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT PLC.
Additional information concerning these, and other factors can be found in BAT PLC filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F, filed on 14 February 2025, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s website, http://www.bat.com.